Filed pursuant to Rule 433

Registration Nos. 333-134721

333-134721-01

Dated June 5, 2006

Issuer:	K. Hovnanian Enterprises, Inc.

Security Description:	Senior Notes

Distribution:	SEC Registered

Face:	$250,000,000

Gross Proceeds:	$250,000,000

Net Proceeds to Issuer:	$247,687,500

Coupon:	8.625%

Maturity:	January 15, 2017

Offering Price:	100.000%

Yield to Maturity:	8.625%

Spread to Treasury:	+361bps

Benchmark:	UST 5.125% due 5/15/2016

Ratings:	Ba1/BB (positive)

Interest Pay Dates:	January 15 and July 15

Beginning:	July 15, 2006

Optional Redemption:	Makewhole call at T+50bps

Change of control:	Put at 101% of principal plus accrued interest

Trade Date:	June 5, 2006

Settlement Date:	(T+5) June 12, 2006

CUSIP:	442488 BA 9

ISIN:	US442488BA93

Bookrunners:	JPMorgan
Banc of America Securities LLC
Citigroup
Credit Suisse

Co-Managers:	UBS Investment Bank
Wachovia Securities
PNC Capital Markets LLC
RBS Greenwich Capital
BNP Paribas
KeyBanc Capital Markets
SunTrust Robinson Humphrey
Comerica Securities

Comment:
The underwriters have informed the Company that they intend to create a syndicate short position in the Notes.  The underwriters expect to settle the short position in the market; however, if the underwriters determine it is prudent to do so, and if they subsequently reach an agreement with the Company to do so, may elect to cover the short position with the purchase of additional Notes from the Company.  The final prospectus will be revised to make clear that the prospectus will apply to both the offering of Notes set forth above and any Notes delivered as part of the short position (to the extent the position is covered by a purchase of additional Notes by the Underwriters from the Company).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.

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